Exhibit 6.1

Profit Sharing Agreement
Jacana Insurance Company& Novea, Inc.

This Agreement is made and effective this June 1st, 2016, by and between Jacana Insurance Company hereinafter referred to as “Company” and Novea, Inc. hereinafter referred to as “Administrator.”

The Company and the Administrator now mutually agree to the following schedule for the financial distribution of net profits generated by the Company.

1.	The Company agrees to divide all net profits/earning derived from all normal business, interest earned and any potential sale of the Company with the Administrator.

2.	The net profits of the Company for the purpose of this agreement is the net profits generated by the Company after federal and state income taxes, contribution to pension funds (as mutually approved before allowed to be deducted), and deduction of any extraordinary gains or losses on disposition of assets, and is based on the income statements prepared by the Company under generally accepted accounting practices.

3.	The Company shall pay the Administrator for a fifty percent (50%) profit share within thirty (30) days after the Company's independent accounting firm concludes its audit of the financial statements. In the eventuality of the independent accounting firm not completing the final audit 90 days after the end of the fiscal year, the Company shall make a provisional payment equal to fifty percent (50%) of the estimated profits share payout, based on the un-audited financial statements. The Company shall deduct such provisional payment from the actual pay out for the fiscal year.

4.	The profit share payments will start with the Company's year-end December 31st, 2016 and continue each fiscal year thereafter during the term of this agreement.

5.	The Administrator becomes ineligible to receive any shared profits if the Administrator breaches any material obligation owed to the Administrator, habitually neglects the work duties, engages in dishonest conduct, damages the reputation or standing of the Company, and / or engages in any criminal act or acts of moral turpitude, all as such is mutually agreed. This is without prejudice to any other action the Company may take at its discretion and/or any other action per other agreements or laws in force.

6.	The Administrator has agreed to give Jermaine McDonald, President & CEO of Jacana Insurance Company one million (1 MM) shares of Novea, Inc. stock as part of this profit share agreement.

7.	The Company has agreed to give Administrator’s designee. Howard Nunn, President & CEO of Novea, Inc., initially, irrevocable or not dilutable full 50% voting rights and board membership on the Jacana Insurance Company executive board.

8.	This agreement remains valid for the duration of ten (10) years automatically renewed for similar terms or in the event that it is superseded by a future agreement.

9.	Neither party has the right to discontinue this agreement, or alter the terms and conditions at any time without providing the other with a notice of 90 days of the intention to do so and those changes being mutually agreed in accord with the provisions hereof.

10.	This agreement terminates and supersedes all prior understandings or agreements on profit sharing.

11.	This Agreement shall be construed and enforced in accordance with the laws of the state of Wyoming.

IN WITNESS WHEREOF, the parties have hereunto signed this agreement this 1st day of June, 2016

/s/ Jermaine L. McDonald
Signature

06/01/2016
Date

Name: Jermaine L. McDonald

Title: President & C.E.O

Jacana Insurance Company

// Howard Stubbs Nunn//___nunn.howard@yahoo.com___

Signature

06/01/2016
Date

Name: Howard Stubbs Nunn, Jr

Title: President & C.E.O

Novea, Inc.